[redacted]

09058819

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS J. RYAN INVESTMENT BROKERS, INC.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 South Ocean Lane
(No. and Street)

Fort Lauderdale (City) FL (State) 33316 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Ryan (954) 761-8595
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE (Address) POMPANO BEACH (City) Florida (State) 33060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Ryan , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas J. Ryan Investment Brokers, Inc as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

JENNIFER ASHLEY PIXTON
Notary Public - State of Florida
My Commission Expires Dec 15, 2009
Commission # DD499855
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☑ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (m) Exemptive Provision Rule under 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT

THOMAS J. RYAN INVESTMENT BROKERS, INC.
d/b/a OCNAYR

TABLE OF CONTENTS

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

Toll Free 877-781-8803
Phone 954-781-8800
Fax 954-785-8673

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thomas J. Ryan Investment Brokers, Inc. d/b/a OCNAYR

We have audited the accompanying statement of financial condition of Thomas J. Ryan Investment Brokers, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Thomas J. Ryan Investment Brokers, Inc. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 25, 2009

THOMAS J. RYAN INVESTMENT BROKERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	13,344
Certificate of deposit		1,149
Prepaid expenses		2,598
TOTAL CURRENT ASSETS		17,091
COMPUTER EQUIPMENT, net		382
TOTAL	$	17,473

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	1,571
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 7,500 shares authorized, issued and outstanding		7,500
Additional paid in capital		21,600
Accumulated deficit		(13,198)
TOTAL STOCKHOLDER'S EQUITY		15,902
TOTAL	$	17,473

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Thomas J. Ryan Investment Brokers, Inc. (the "Company") operates as a registered securities broker/dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The business is operated using the trade name "OCNAYR".

The Company is engaged in a single line of business as a securities broker-dealer with revenues derived solely from its investment banking activities. The Company had no retail customers, and therefore, it had no customer accounts for which it needed to operate on a fully disclosed basis.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has had limited sources of revenue from inception through December 31, 2008. During the year ended December 31, 2008, the Company had a net loss from operations of $4,356 and as of December 31, 2008 has an accumulated deficit of $13,198. The Company is currently attempting to expand its client base and generate sufficient revenue. Should the Company continue to experience operating losses it will be necessary to raise additional funds from its shareholder and/or lenders in order to continue as a going concern and maintain the Company's required net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments, if any, purchased with an original maturity of three months or less.

Computer Equipment

The Company's computer equipment is recorded at its cost of $4,307, and is being depreciated over its estimated useful life of three years using the straight line method of depreciation. Accumulated depreciation at December 31, 2008 is $3,925.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," required disclosure of an estimate of fair value of certain financial instruments. The Company's significant financial instruments are cash, certificate of deposit, and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Comprehensive Income

A statement of comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", is not presented since the Company has no items of other comprehensive income. Comprehensive loss is the same as net loss.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $12,922, which was $7,922 in excess of its required net capital of $5,000. The Company had a ratio of aggregate indebtedness to net capital of .12 to 1, based on aggregate indebtedness of $1,416 as of December 31, 2008.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Company compensates its sole employee/shareholder in a manner in which no payroll taxes are withheld and remitted by the Company on behalf of the employee/shareholder, no matching payroll taxes are remitted by the Company, and no payroll tax returns are prepared and submitted by the Company to the Internal Revenue Service. The Internal Revenue Service may deem these actions to not be in compliance with the payroll tax regulations, and assess fines and penalties against the Company for not withholding and remitting the required payroll taxes and for not filing payroll tax returns. No accrual has been made in the accompanying financial statements for the cost of actions, if any, that may be taken by the Internal Revenue Service against the Company for its possible non-compliance with applicable tax regulations.

END